FOIA Confidential Treatment Requested Pursuant To 17 C.F.R §200.83 By Mitcham Industries, Inc.

December 24, 2015

Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Mitcham Industries, Inc.

Registration Statement on Form S-1

Filed November 23, 2015

File No. 333-208177

Form 10-K for Fiscal Year Ended January 31, 2015

Filed April 8, 2015

File No. 000-25142

Ladies and Gentlemen:

Set forth below are the responses of Mitcham Industries, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2015, with respect to the Registration Statement on Form S-1, File No. 333-208177, filed with the Commission on November 23, 2015 (the “Registration Statement”), and the Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2015, File No. 000-25142, filed with the Commission on April 8, 2015 (the “Form 10-K”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

For reasons of the business confidentiality of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. § 200.83. Mitcham Industries, Inc. has sent a copy of the confidential treatment request to the Office of Freedom of Information and Privacy Act Operations. Accordingly, certain portions of this letter as submitted via EDGAR have been omitted and submitted separately to the SEC, and such omitted information has been replaced in this letter as submitted via EDGAR with a placeholder identified by the mark “[*].” For the Staff’s reference, the omitted portions for which Mitcham Industries, Inc. is requesting confidential treatment are highlighted in the paper submission for ease of identification.

Securities and Exchange Commission

December 24, 2015

General

1.	Please revise your prospectus to include the United States Securities and Exchange Commission’s position on indemnification for Securities Act liabilities. See Item 12A. of Form S-1 and Item 510 of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that no such disclosure is necessary pursuant to Item 510 of Regulation S-K because acceleration of the effective date of the Registration Statement will be requested in connection with the offering. Accordingly, we have furnished the undertaking required by Item 17 of Form S-1 and paragraph (h) of Item 512 of Regulation S-K.

2.	Please tell us how you plan to account for the newly issued Series A Cumulative Redeemable Preferred Stock.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that, in accordance with ASC 480-10-25, the Series A Cumulative Redeemable Preferred Stock will be accounted for as equity as the issuance does not embody an obligation to the Company. The factors considered in determining this accounting treatment include the optional redemption and conversion features of the issuance. The Series A Cumulative Redeemable Preferred Stock will be redeemable at the Company’s option at a later date to be determined or upon the occurrence of a Change of Control (as defined in the Registration Statement). The issuance’s conversion feature provides that, upon the occurrence of a Change of Control and subject to certain limitations, each holder of Series A Preferred Stock will have the right to convert some or all of their Series A Preferred Stock into a number of shares of the Company’s common stock. The ability for each holder of Series A Preferred Stock to convert these preferred shares into shares of the Company’s common stock only arises in the context of a change of control. Since the monetary value of these shares will be based on the fair value of the common shares at the time of conversion, the holders of the preferred shares are exposed to similar risks and benefits to that of the common shareholders. Accordingly, the Company believes that the preferred stock does not require liability classification under the criteria for obligations to issue a variable number of shares under ASC 480-10-25.

Since the Series A preferred stock (1) are not mandatorily redeemable, (2) do not contain any conditional or unconditional obligations for the Company to repurchase its equity shares (and are not indexed to such an obligation) or require or may require the Company to settle the obligation by transferring assets and (3) do not embody any conditional or unconditional obligations that the Company must or may settle by issuing a variable number of its equity shares, the Company concluded that the Series A preferred stock do not fall within the scope of ASC 480 and should therefore be classified as equity instruments. In addition, due to the limitation on the number of shares into which the preferred stock may be converted, the conversion feature does not constitute a derivative, which should be bifurcated from the host contract.

Table of Contents, page i

3.	Please remove the disclosure in the paragraph below the table of contents that advises investors that information is accurate only as of the date of the prospectus regardless of the time of any sale of the stock. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to remove the statement advising investors that information is accurate only as of the date of the prospectus regardless of the time of any sale of the stock. Please see page i of Amendment No. 1.

Prospectus Cover Page

4.	Please disclose the number of shares to be offered in your next amendment. Please refer to Securities Act Rules Compliance and Disclosure Interpretations Question 227.02.

Securities and Exchange Commission

December 24, 2015

RESPONSE: We acknowledge the Staff’s comment and will disclose the number of shares to be offered in a subsequent amendment to the Registration Statement prior to any distribution of the prospectus.

Equipment Leasing, page 1

5.	Your disclosure indicates that you have a number of pieces of equipment which make up your lease pool; and we further note that on your quarterly conference call held on December 9, 2015 that you idle equipment which is not leased. Please revise your filing to provide the percentage of your equipment which is utilized at the end of the periods presented.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to provide an estimate of the percentage of seismic recording land channels utilized at October 31, 2015, January 31, 2015 and January 31, 2014, which were 10.7%, 14.3% and 28.1%, respectively. Recording channels make up the majority of our seismic equipment and we believe these percentages represent a reasonable estimate for the percentage of our lease pool equipment being utilized at the end of these periods. Information necessary to estimate utilization percentages at January 31, 2013, January 31, 2012 and January 31, 2011 is not available. Please see pages 1 and 2 of Amendment No. 1.

Summary Historical Financial Data, page 10

Selected Historical Financial Data, page 23

6.	Please revise your tables to provide updated financial information as of, and for, the interim period ended October 31, 2015.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to provide updated financial information as of, and for, the interim period ended October 31, 2015. Please see pages 10, 11, 12, 23 and 24 of Amendment No. 1.

Underwriting, page 42

7.	We note your disclosure that the Co-Chief Executive Officer of Ladenburg Thalmann & Co. Inc. is the Chairman of the Board of Directors of Mitcham Industries, Inc. Please revise your prospectus to include similar disclosure under a heading titled, “Certain Relationships and Related Transactions, and Director Independence”. See Item 404 of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to include a discussion of our Chairman’s position as Co-Chief Executive Officer of Ladenburg Thalmann & Co. Inc. under a heading titled, “Certain Relationships and Related Transactions, and Director Independence.” Please see page 25 of Amendment No. 1.

Securities and Exchange Commission

December 24, 2015

Lock-up Agreements, page 43

8.	We note your disclosure regarding a lock-up agreement. Please file such agreement as an exhibit with your next amendment. See Item 601(b)(10) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and note that the form of lock-up agreement will be included as an exhibit to the form of underwriting agreement, which will be filed in a subsequent amendment to the Registration Statement.

Item 17. Undertakings, page II-6

9.	We note that your registration statement incorporates by reference your most recent annual report on Form 10-K. Please revise your registration statement to include the undertaking required by Item 512(e) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that no such disclosure is necessary because the Registration Statement does not specifically incorporate by reference (other than by indirect incorporation by reference through a Form 10-K report) in the prospectus all or any part of the annual report to security holders meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act.

Form 10-K for the year ended January 31, 2015

Item 1. Business, page 2

Intellectual Property, page 9

10.	We note that the products designed, manufactured and sold by your Seamap segment utilize significant intellectual property that you have developed or have licensed from others and that in connection with the acquisition of the Digishot and Sleeve Gun product lines, you acquired certain United States and foreign patents related to energy source controllers and other technology. In future filings, please discuss the importance, duration and effect of all such intellectual property.

RESPONSE: We acknowledge the Staff’s comment. In future filings, we will provide the above noted disclosure as appropriate. For example, in the Company’s Annual Report on Form 10-K for the period ended January 31, 2016, we intend to make supplemental disclosures substantially similar to the following:

These intellectual property rights will allow us to incorporate certain design features and new functionality in future versions of our GunLink product line. We believe the pertinent patents to have a valid term through at least 2023.

Securities and Exchange Commission

December 24, 2015

Critical Accounting Policies, page 42

Long-Lived Assets, page 43

11.	We note your disclosure that due to the recent lower level of oil prices, the general slowdown in seismic exploration projects will continue at least through your fiscal year ending January 31, 2016, and that despite the recent decline in the overall business environment, there was no indication of potential impairment of your long-lived assets. To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amount, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following information to us and enhance future periodic disclosures to address these items:

•	The percentage by which fair value exceeds the carrying value;

•	A description of the assumptions that drive the estimate fair value;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions. If you determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

RESPONSE: We acknowledge the Staff’s comment. We believe the estimated fair value of our long-lived assets is substantially in excess of their carrying values. With respect to our lease pool equipment, we obtained an independent appraisal of the fair market value of this equipment at January 31, 2015 and also analyzed undiscounted cash flows generated by these assets. With respect to our intangible assets that are subject to amortization, we reviewed these assets for impairment at January 31, 2015 in accordance with ASC 360-10 and determined that, notwithstanding the current cyclical downturn in the seismic market, there have not been events or changes in circumstances that indicated these assets were not recoverable. Please refer to Exhibit A, which was prepared in March 2015, in support of our assessment of intangible assets for the year ended January 31, 2015.

In future filings, we will provide the above noted disclosures if it is determined that any of our long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and the asset amounts, in the aggregate or individually, could materially impact our operating results or total shareholders’ equity. If we determine that the estimated fair value substantially exceeds the carrying value for all of our long-lived assets or asset groups, we will so disclose this determination in future filings.

Securities and Exchange Commission

December 24, 2015

Goodwill, page 44

12.	Please tell us and revise your future periodic filings to disclose whether the estimated fair values of your reporting units substantially exceed their book values. If they do not, please tell us and revise future filings to disclose the percentage by which estimated fair value exceeds book value for each reporting unit.

RESPONSE: We acknowledge the Staff’s comment and note that all of our goodwill relates to our Seamap unit and the estimated fair values of our Seamap unit substantially exceeds its book values. We reviewed these assets for impairment at January 31, 2015 in accordance with ASU 2011-8 and determined that, notwithstanding the current cyclical downturn in the seismic market, it is more likely than not that the fair value of the reporting unit was greater than the carrying value. Please refer to Exhibit B, which was prepared in March 2015, in support of our assessment of goodwill for the year ended January 31, 2015.

In future filings, we will provide the above noted disclosures as appropriate. For example, in the company’s Annual Report on Form 10-K for the period ended January 31, 2016, we intend to make supplemental disclosures substantially similar to the following under the heading Critical Accounting Policies - Goodwill:

As of January 31, 2016 the estimated fair value of our Seamap segment substantially exceeded its carrying value. The estimate of fair value was based upon the estimated discounted cash flows from this segment. The level of future cash flow is based on demand for Seamap’s products which is dependent in large degree on oil and gas exploration activity. This demand is subject to a number of factors and uncertainties, including those described in Item 1A – Risk Factors, herein.

Income Taxes, page 44

13.	We note that you have recognized deferred tax assets of $11.2 million related to the United States and that you have not provided a valuation allowance against these deferred tax assets. Please help us understand how you determined that these deferred tax assets are realizable in light of the three years of cumulative domestic losses by providing us with a comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at this conclusion. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. For any tax-planning strategies that you are relying on in your analysis, please ensure that your discussion provides us with a detailed explanation of the nature of, and any uncertainties, risk and assumptions for those strategies. Please refer to ASC 740-10-30-16 through 740-10-30-25, ASC 740-10-55-39 through 740-10-55-48, and ASC 740-10-55-120 through 740-10-55-123 for guidance.

RESPONSE: We acknowledge the Staff’s comment and refer the Staff to the analysis attached hereto as Exhibit C, which was prepared in March 2015 in support of the disclosures in the Form 10-K for the year ended January 31, 2015.

Securities and Exchange Commission

December 24, 2015

Consolidated Statement of Operations, page F-5

14.	We note from your disclosure on page F-9 that you generate revenues from service agreements. Please tell us what consideration you gave to separately disclosing revenues and costs of revenues for services separately on the face of the income statement. Please refer to Rule 5-03(b)1 of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that we believe separate presentation of service revenues is not warranted due to immateriality. Revenues from service contracts for each of the three years ended January 31, 2015 were approximately $1.0 million, $1.0 million and $950,000, respectively, which represented 1.1%, 1.2% and 0.9% of consolidated revenues in each of those years, respectively.

Notes to the Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies, page F-9

Seismic Equipment Lease Pool, page F-10

15.	Please revise future filings to disclose that you continue to depreciate your rental equipment assets when they are not on lease.

RESPONSE: We acknowledge the Staff’s comment. In future filings, we will provide the above noted disclosure as appropriate. For example, in the Company’s Annual Report on Form 10-K for the period ended January 31, 2016, we intend to make supplemental disclosures substantially similar to the following:

Depreciation of equipment commences upon its initial deployment on a lease contract and continues uninterrupted from that point, regardless of whether the equipment is subsequently on a lease contract.

Change in Functional Currency, page F-12

16.	Please tell us and revise future filings to provide a more comprehensive discussion regarding the changes in the economic environment for the entities which changed their functional currency to the U.S. Dollar during 2014. Your discussion should include your consideration of each factor outlined in ASC 830-10-55-5 for each entity.

RESPONSE: We acknowledge the Staff’s comment. In future filings, we will provide the above noted disclosure as appropriate. For example, in the Company’s Annual Report on Form 10-K for the period ended January 31, 2016, we intend to make supplemental disclosures substantially similar to the following:

Change in Functional Currency – Effective February 1, 2014, MML, MEL, Mitcham Holdings, Ltd. (“MHL”) and our branch operation in Colombia changed their functional currency to the U.S. dollar from their local currencies. At that time it was determined that the economic environment had changed for these entities due to the following factors:

•	The majority of customer contracts and cash receipts would be from that point forward denominated in U.S. dollars.

Securities and Exchange Commission

December 24, 2015

•	The majority of costs from that point forward would consist primarily of purchases and the sub-lease of equipment from related entities. All such inter-company transactions are denominated in U.S. dollars.

•	Financing of these entities would be provided through inter-company borrowing arrangements that are denominated in U.S. dollars.

*            *             *            *            *

In connection with responding to the Staff’s comments, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 24, 2015

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

Mitcham Industries, Inc.

By:	/s/ Robert P. Capps
Name:	Robert P. Capps
Title:	Co-Chief Executive Officer and Chief Financial Officer

Enclosures

cc:	Frank Pigott (Staff Attorney)

Gillian A. Hobson (Vinson & Elkins L.L.P.)

EXHIBIT A

Mitcham Industries, Inc.

Impairment Assessment of Other Intangibles

January 31, 2015

Other than goodwill, Mitcham’s intangible assets consist of the following:

•	Proprietary rights

•	Customer relationships

•	Patents

•	Trade names

These assets are subject to amortization and arose from the acquisition of Seamap in 2005, AES in March 2010 and the Digishot and Sleeve Gun product lines in May 2014.

Per ASC 360-10-35-14 an intangible asset subject to amortization shall be reviewed for impairment in accordance with the provisions of ASC 360-10, specifically subjections 35-17 through 35-35. ASC 360-10-35-21 provides that such an asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amounts may not be recoverable, such as the following:

•	Decrease in market value

•	Adverse change in way asset is used or in its physical condition

•	Adverse change in legal factors or business climate

•	Accumulation of costs in excess of expected amounts

•	Current period operating or cash flow loss, or forecast of continuing losses

•	Expectation that asset will be sold or disposed of prior to end of estimated useful life

Management has concluded that there have been not events or changes in circumstances, including those outlined above, that would indicate the carrying value of any intangibles is not recoverable and therefore no such assets need be tested for recoverability.

As support for such conclusion, as it relates to such assets arising from the Seamap acquisition, please refer to the assessment relating to goodwill. The factors considered there apply equally to these assets. As it relates to those assets arising from the acquisition of AES, the following items are noted:

•	In fiscal 2015 the products acquired through the AES acquisition, heli-picker products, continued to produce strong financial results consistent with fiscal 2014 levels.

•	The fiscal 2016 forecast for these products reflects similar results.

•	Demand for heli-picker products remains as expected and no competing products have entered the market. Therefore, Mitcham remains essentially the sole source of these products within the seismic industry.

Furthermore, there have been no events or change in circumstances arise that would indicate the remaining estimated useful lives of the intangible assets are not appropriate.

A-1

EXHIBIT B

Mitcham Industries, Inc.

Assessment of Impairment of Goodwill

January 31, 2015

Mitcham’s goodwill arose with the acquisition of the Seamap companies in July 2005 and the acquisition of the Digishot and Sleeve Gun product lines in May 2014. These operations constitute the Company’s Seamap Segment. The Seamap segment is considered the reporting unit for purposes of assessing possible impairment of goodwill.

The Company has adopted the provisions of Accounting Standards Update 2011-08. Accordingly, Management has assessed qualitative factors, including those outlined in ASC 350-20-35-3C, in determining if it is more likely than not that the fair value of the reporting unit is less than the carrying value, including goodwill.

Management has concluded that it is more likely than not that the fair value of the reporting unit is greater than the carrying value, including goodwill. Therefore, the first and second steps of the goodwill impairment test are not necessary and will not be performed.

In making its assessment and drawing its conclusion, Management considered the following factors:

•	Macroeconomic conditions have been generally stable for the past 24 months.

•	World oil prices have seen a significant declined during fiscal 2015, resulting in a downturn in seismic exploration activity. While we believe this slowdown in activity will continue throughout fiscal 2016, our forecasted revenues and income before taxes for fiscal 2016 are consistent with (slightly higher) than fiscal 2015.

•	While its financial results did decline in fiscal 2015 as compared to fiscal 2014, Seamap continued to be profitable. Financial results in the periods below were significantly above those of the years in which the goodwill was incurred. Revenues and Income before taxes as follows:

In millions	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012
Revenues	23.3	25.3	32.2	28.7
Inc before taxes	2.3	4.7	10.8	10.2

Revenues and income before taxes have decreased from prior years and continue to be impacted by the timing of the delivery of certain orders and the normal cyclical nature of the marine seismic market. Forecasted fiscal 2016 revenues and income before taxes are consistent with fiscal 2015 amounts and reflect the effects of decreased seismic activity mentioned above.

•	There have been no material events specific to Seamap, such as the loss of a major customer, change in management or litigation.

•	The only material change to the composition or value of Seamap’s assets or of its product lines is the acquisition of the Digishot and Sleeve Gun product lines. Goodwill of $1.4 million was recorded in connection with the acquisition based on a valuation performed by Grant Thornton.

•	Seamap has not experienced a material increase in cost for raw materials, labor or other items utilized in the business.

•	Seamap’s backlog as of January 31, 2015 is higher than that of January 31, 2014. In addition, certain significant orders from a major customer (PGS) are pending.

B-1

EXHIBIT C

Memo to file

Re: Valuation allowance on deferred tax assets

Date: March 19, 2015

MII

As of January 31, 2015, Mitcham Industries, Inc. (“MII”) had U.S. net deferred tax assets totaling approximately $11.2 million as follows:

Fixed assets	(42,000)
Accrued expenses	303,000
Bad debt reserve	1,726,000
Stock based compensation	2,837,000
NOL carry forward	2,604,000
Tax credit carry forwards	4,070,000
Branch deferred taxes	(274,000)
Other	8,000

11,232,000

Based on the assessment of all available positive and negative evidence, Management has determined that these net deferred tax assets will be recovered from future taxable income and, accordingly, no valuation allowance was provided related to these deferred tax assets.

The following factors were considered in reaching this conclusion:

•	MII has a history of taxable income in the United States. In the five year period ended January 31, 2015 MII has cumulative taxable income of over $10 million.

•	Although MII had taxable losses in fiscal 2014 and 2015, and expects a loss in fiscal 2016, Management believes this reflects the cyclical nature of the Company’s business. It is generally agreed that the seismic industry has been in a down cycle for the past year.

•	MII has never had loss carryforwards or tax credit carry forwards expire unused.

•	The DTA’s are fully recovered within five years based on Management’s forecast (see attached).

•	No loss carry forwards or tax credit carry forwards are in near term danger of expiration. The earliest expiration for a tax credit carry forward in 2023 and the earliest NOL expiration is in 2034. All tax losses and tax credits are utilized well within the respective carry over periods (generally 20 years for NOL’s and 10 years for foreign tax credit carryforwards).

•	MII has substantial appreciated assets in the form of lease pool assets. The net orderly liquidation value (NOLV) of these assets, based on an independent appraisal is approximately $110 million. The net tax basis of these assets is approximately $54 million, which indicates a built-in gain of approximately $56 million.

•	Current and near term losses are due to high levels of depreciation expense, which skew these results. Depreciation expense will decline dramatically in future periods and the underlying assets are expected to continue to generate revenue beyond the end of the depreciable lives.

•	Management believes the forecast is reasonable due to the following factors:

•	Earnings during the five-year forecast period are estimated based on the mean of the previous five years.

•	Projected revenues can be generated from existing lease pool assets and the MII currently has more lease pool assets than in the prior years.

•	The depreciation deduction for existing lease pool equipment will decline dramatically in future years.

•	No significant lease pool assets are expected to become obsolete or decrease in revenue generating capacity during the forecast period.

•	Nominal tax planning strategies are employed in the forecast (sale of appreciated equipment as discussed below). Significantly more transactions of this type could be employed.

•	Other tax planning strategies, other than those implemented and reflected in the forecast, are available to management and could be implemented to generate additional taxable income, including the following:

•	Review of management services contracts with subsidiaries for modification to include a mark-up for those services where transfer pricing analysis would support a higher fee.

•	Contracting additional business from MII, rather than various foreign corporations.

Australia

As of January 31, 2015, Seismic Asia Pacific Pte Ltd (“SAP”) had Australian net deferred tax assets totaling approximately US$0.6 million as follows:

Fixed assets	39,000
Accrued expenses	110,000
Unrealized Fx	18,000
Other	66,000
Net operating loss	374,000

607,000

Based on the assessment of all available positive and negative evidence, Management has determined that these net deferred tax assets will be recovered from future taxable income and, accordingly, no valuation allowance was provided related to these deferred tax assets.

The following factors were considered in reaching this conclusion:

•	SAP had taxable loss in fiscal 2015 but has a history of taxable income, having generated cumulative taxable income of approximately $5 million over the past five years. SAP is projected to generate taxable income in fiscal 2016.

•	Tax losses can be carried back, subject to limitation, and carried forward indefinitely.

Hungary

As of January 31, 2015, Mitcham Europe Ltd. (“MEL”) had Hungarian net deferred tax assets totaling approximately US$0.5 million as follows:

Fixed assets	333,000
NOL carry forward	133,000

463,000

Based on the assessment of all available positive and negative evidence, Management has determined that these net deferred tax assets will be recovered from future taxable income and, accordingly, no valuation allowance was provided related to these deferred tax assets.

The following factors were considered in reaching this conclusion:

•	Although MEL had a taxable loss in fiscal 2015, it generated taxable income in fiscal 2014 and is forecast to generate taxable income in fiscal 2016.

•	MEL was established in fiscal 2012 and its base of business has now begun to develop.

•	NOL’s may be carried forward indefinitely, subject to offsetting up to 50% of taxable income in any given year.

Canada

As of January 31, 2014 Mitcham Canada ULC (“MCL”) does not have net deferred tax assets, but does have foreign withholding tax carry forwards of approximately US$402,000. These credits relate to withholdings in the United States, Peru, Colombia, Singapore and

Australia. These credits can only be utilized to offset income originating from the country from which the credit was utilized. Management expects MCL to generate sufficient income from each of these countries to fully utilized the credits within the carry forward periods, expect for Colombia. Such income is expected to result from inter-company rentals and repair services. MCL does not expect to generate future taxable income from Colombia with which to utilize the Colombian withholding taxes. Any additional Colombian income would likely generate additional withholding taxes. Accordingly, a valuation allowance has been provided for the full amount of these Colombian withholding taxes, approximately $241,000.

Seamap UK Ltd and Mitcham Holdings Ltd

Although separate entities, Seamap UK Ltd (“Seamap UK”) and Mitcham Holdings Ltd. (“MHL”) are entitled to group relief, thereby essentially combining taxable income or loss. Therefore, the DTA’s are for these entities are evaluated together.

As of January 31, 2015, Seamap UK and MHL had UK net deferred tax assets totaling approximately US$0.6 million as follows:

Fixed assets	55,000
Intangible assets	(138,000)
NOL carry forward – Seamap	609,000
NOL carry forward – MHL	56,000

582,000

Both entities have generated taxable losses in recent years and are forecast to do so in fiscal 2016. Limited viable tax planning strategies are available, apart from acquisition related opportunities. Accordingly, a valuation allowance has been established for the full amount of the net DTA’s for these entities.

Tax Basis in Stock of MHL

Upon the creation of MHL and Mitcham Marine Leasing (“MML”), certain fixed assets were contributed from MII to MML, via MHL, pursuant to a tax-free transaction. There was a difference in book and tax basis related to these assets of approximately $1.6 million, which basis difference has effectively been transferred to MII’s investment in MHL. There is a DTA of approximately $0.6 million related to this basis difference. Realization of the basis difference is dependent upon the liquidation or sale of MHL. MII has no plans to sell or liquidate MHL. The assumed sale or liquidation of a subsidiary is not an appropriate tax planning strategy, absent specific intentions and ability to do so. Accordingly, a valuation allowance has been established for the full amount of the DTA related to this item.

Mitcham Industries, Inc.

Projected Income Available to Offset DTA

FYE 1-31:
			2016	2017	2018	2019	2020
(in thousands)
Pre-tax loss per 2016 forecast			[*]

Book depreciation per original forecast			[*]

Pre-tax earnings before depreciation	B		[*]	[*]	[*]	[*]	[*]

Revised depreciation calculation	C		[*]	[*]	[*]	[*]	[*]

Forecast pre-tax income			[*]	[*]	[*]	[*]	[*]

Estimated perm differences	D		[*]	[*]	[*]	[*]	[*]

Dividend from MHL (not in forecast)			[*]	[*]	[*]	[*]	[*]

Gain on sale of appreciated lease pool equipment (not included in forecast)	E		[*]	[*]	[*]	[*]	[*]	[*]	tax planning strategy

Turn around of 1-31-15 temp diff:									After 2020
Fixed assets		[*]	[*]	[*]	[*]	[*]	[*]	[*]
Inventory reserve		[*]	[*]	[*]				[*]
Accrued expenses		[*]	[*]					[*]
Bad debt reserve		[*]	[*]	[*]	[*]			[*]
Stock based compensation		[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Estimated taxable income			[*]	[*]	[*]	[*]	[*]
NOL carryforward		[*]	[*]	[*]	[*]	[*]	[*]	[*]

			[*]	[*]	[*]	[*]	[*]

Taxes		[*]	[*]	[*]	[*]	[*]	[*]
Utilization of Credits		[*]	[*]	[*]	[*]	[*]	[*]		[*]

B:	Post 2016 earnings assumed at five-year mean, reflecting cyclicality of business. (See next Sheet)
C:	Depreciation expense will decline as equipment becomes fully depreciated.
Equipment maintains revenue generating capacity beyond depreciation life.
Forecast of depreciation based on asset by asset analysis of depreciation end dates.
D:	Based on 2015 amounts, including stock based comp to foreign employees.

E:	As of 1-31-15 approximately $[*] million of “built in gain” (NOLV less tax basis) of MII lease pool.

Assets can be sold to affiliates at NOLV or FMV resulting in tax gain in U.S.

In fiscal 2015 approximately $[*] million of gain generated in this manner.

Amounts included are conservative estimate of available amounts.

Sales would not materially impact revenue generating capacity of lease pool to MII.

FYE January 31:
	2015	2014	2013	2012	2011	Cumulative
Taxable income (loss) (after CA settlement)	[*]	[*]	[*]	[*]	[*]	[*]

Pre-tax earnings	[*]	[*]	[*]	[*]	[*]	[*]

Lease pool depreciation	[*]	[*]	[*]	[*]	[*]

Mean
Earnings before lease pool depreciation	[*]	[*]	[*]	[*]	[*]	[*]

Pre-tax earnings per consolidation	[*]	[*]	[*]	[*]	[*]
Non-operating, non-recurring items:
Dividend income				[*]	[*]
Asset sale not recorded initially	[*]
Out of norm bad debt provision	[*]
Cumulative loss from DSI				[*]
Net effect of CA settlement entries			[*]

	[*]	[*]	[*]	[*]	[*]